

Press Release

Southern Star Central Corp.

Date: November 8, 2004

Contacts: Aaron Gold   Susanne Harris
                   Southern Star Central Corp.   Southern Star Central Gas Pipeline, Inc.
                   (646) 735-0500   (270) 852-5000

Southern Star Central Corp. Investor Call to Discuss Third Quarter 2004 Results

New York, NY – November 8, 2004. Southern Star Central Corp. (SSTAR) invites interested parties to listen to a discussion of Southern Star Central Corp.'s results for the third quarter ended September 30, 2004. The Company's 10-Q for the quarter ended September 30, 2004 is available on Southern Star Central Corp.'s website (http://www.southernstarcentralcorp.com/investors/default.htm). The filing is also available on the EDGAR website (http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001260349&owner=include).

The conference call is scheduled for Wednesday, November 10, 2004 at 11:00 a.m. Eastern Standard Time. The call-in number is 888-273-9886 (domestic callers) and 612-332-0345 (international callers).

In addition, the call will be recorded and available from Wednesday, November 10, 2004 at 2:30 p.m. Eastern Standard Time until February 10, 2005 at 11:59 p.m. Eastern Standard Time at 800-475-6701 (domestic callers) and 320-365-3844 (international callers).   The confirmation number for all callers accessing the recorded conference call is 753415.

About Southern Star Central Corp.

Southern Star Central Corp. (SSTAR) is the parent of Southern Star Central Gas Pipeline, Inc., a natural gas transmission system headquartered in Owensboro, Kentucky, spanning over 6,000 miles in the Midwest and Mid-continent regions of the United States. The pipeline system and facilities are located throughout Kansas, Oklahoma, Missouri, Nebraska, Wyoming, Colorado and Texas. It serves major markets such as St. Louis, Wichita, and Kansas City.